MEMORANDUM

DATE:	December 23, 2008

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	Dril-Quip, Inc.

RE:

Dril-Quip, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Response letter dated November 21, 2008

We are responding to comments received from Mr. Karl Hiller, Branch Chief, of the Division of Corporation Finance of the United States Securities and Exchange Commission by letter dated December 10, 2008 regarding the Form 10-K for the fiscal year ended December 31, 2007 and the Form 10-Qs for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 of Dril-Quip, Inc. (the “Company”). We propose to address the Staff’s comments in this response letter and on an ongoing basis in our future annual and quarterly reports, rather than through the amendment of the Form 10-K and Form 10-Qs.

We respectfully request that the Staff review our responses at its earliest convenience. Please advise us as of any further comments as soon as possible. For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2007

Results of Operations, page 22

1.	We understand from your response to prior comment 1 that you will include in future filings a discussion about the composition of product sales according to the type of product (e.g. subsea equipment, surface equipment and offshore rig equipment), including a breakdown showing sales for these various types of products. However, we note that while you provided some incremental disclosure in your third quarter report, you have not added disclosure about revenues associated with these products. Tell us why this disclosure was not provided and submit an example of the specific language that you will use to address the composition of product sales, as described in your reply.

Response:

At the time of our filing of our Form 10-Q for the third quarter of 2008, we had not completed our response to your letter dated October 30, 2008. It was our intention to supply the requested information in our 2008 Form 10-K.

Division of Corporate Finance	page 2
December 23, 2008

In order to address the Staff’s comment, below is an example of the type of disclosure we intend to use in our future “Results of Operations” sections of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to address the composition of product sales. The data below is based on our actual results filed in our Form 10-Q for the third quarter of 2008 and the discussion omits those portions of our “Results of Operations” section from our third quarter 2008 Form 10-Q that are either unchanged or inapplicable.

Results of Operations

The following table sets forth, for the periods indicated, certain statement of income data expressed as a percentage of revenues:

	Three months ended September 30,		Nine months ended September 30,
	2007	2008	2007	2008
Revenues:
Products	83.6%	82.1%	84.1%	83.1%
Services	16.4	17.9	15.9	16.9

Total revenues	100.0	100.0	100.0	100.0

Cost of sales:
Products	49.3	45.1	48.1	47.9
Services	8.9	11.0	9.3	10.0

Total cost of sales	58.2	56.1	57.4	57.9
Selling, general and administrative expenses	9.0	11.9	9.9	10.7
Engineering and product development expenses	4.6	4.9	4.5	4.8

Operating income	28.2	27.1	28.2	26.6
Interest income	1.7	0.3	1.7	0.8
Interest expense	(0.1)	—	(0.1)	—

Income before income taxes	29.8	27.4	29.8	27.4
Income tax provision	8.6	6.7	8.9	7.6

Net income	21.2%	20.7%	20.9%	19.8%

The following table sets forth, for the periods indicated, a breakdown of our products and services revenues:

	Three months ended September 30,		Nine months ended September 30,
	2007	2008	2007	2008
	(In millions)
Revenues:
Products
Subsea equipment	$93.8	$80.6	$233.6	$234.4
Surface equipment	8.9	6.7	29.0	21.3
Offshore rig equipment	6.3	21.3	42.6	82.7

Total products	$109.0	$108.6	$305.2	$338.4
Services	$21.4	$23.7	$57.6	$68.8

Total revenues	$130.4	$132.3	$362.8	$407.2

Division of Corporate Finance	page 3
December 23, 2008

Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007.

Revenues. Total revenues increased by $1.9 million, or approximately 1.5%, to $132.3 million in the three months ended September 30, 2008 from $130.4 million in the three months ended September 30, 2007. Product revenues decreased by approximately $400,000 in the three months ended September 30, 2008 compared to the three months ended September 30, 2007 as a result of decreased revenues of $13.2 million for subsea equipment and $2.2 million for surface equipment, which were partially offset by increased revenues for offshore rig equipment of $15.0 million. The decrease in revenues from sales of subsea equipment and surface equipment resulted primarily from reduced sales of such equipment as a result of the Company’s greater usage of its manufacturing capacity for production related to long-term projects. The increase in revenues from sales of offshore rig equipment resulted mostly from increased activity in long-term projects, which presently relate primarily to offshore rig equipment and are accounted for under the percentage-of-completion method. The number of projects accounted for under the percentage-of-completion method rose from 8 projects in the three months ended September 30, 2007 to 18 projects for the three months ended September 30, 2008.

Of the Company’s total product revenues, product revenues in the Eastern Hemisphere dropped by $8.9 million partially offset by increased product sales in the Western Hemisphere of $5.9 million and Asia-Pacific region of $2.6 million. Product revenues in the Eastern Hemisphere fell primarily as a result of reduced levels of operations by our customers in Nigeria and as a result of a stronger U.S. dollar. Product revenues in the Western Hemisphere were impacted as a result of Hurricane Ike which caused temporary disruptions in both manufacturing operations and shipments from our Houston-area facilities. See note 5 for further information on geographic areas.

Service revenues increased by approximately $2.3 million largely from increased service revenues in the Western Hemisphere of $1.5 million and $400,000 in each of the Eastern Hemisphere and Asia-Pacific regions. Substantially all of the increase in service revenues resulted from increases in revenues related to technical advisory assistance.

Financial Statements

Statements of Income, page 33

2.	We note your response to prior comment 3, indicating that you would prefer to limit compliance with Rule 5-03(b) of regulation S-X to future filings, as it relates to presenting sales and cost of sales separately for products and services. Please submit for review a schedule showing this activity for each period presented.

Response:

In our previous response to comment 3, we proposed to segregate on the face of our statement of income the revenues and cost of sales related to products and services as required by Rule 5-03(b) of Regulation S-X. In order to address the Staff’s comment, below is a revised consolidated statement of income, based on our actual results filed in our 2007 Form 10-K, to reflect our proposal:

Division of Corporate Finance	page 4
December 23, 2008

DRIL-QUIP, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2005	2006	2007
	(In thousands, except per share data)
Revenues:
Products	$291,299	$372,541	$417,970
Services	49,530	70,201	77,587

Total revenues	340,829	442,742	495,557

Cost and expenses:
Products	197,779	217,847	237,728
Services	32,070	38,841	47,553

Total cost of sales	229,849	256,688	285,281
Selling, general and administrative	40,916	44,085	49,313
Engineering and product development	20,867	19,559	22,578

	291,632	320,332	357,172

Operating income	49,197	122,410	138,385
Interest income	258	3,632	8,275
Interest expense	(2,045)	(669)	(370)

Income before income taxes	47,410	125,373	146,290
Income tax provision	14,843	38,482	38,349

Net income	$32,567	$86,891	$107,941

Earnings per common share:
Basic	$0.92	$2.21	$2.67

Diluted	$0.90	$2.15	$2.63

Weighted average common shares outstanding:
Basic	35,276	39,340	40,447

Diluted	36,206	40,342	41,007

Revenue Recognition, page 39

3.	We note your response to prior comment 4, regarding your accounting for sales of products and services. You state that although 4 of your 5 top selling products require your running tools to install, and even though some customers also require technical advisory services to install your products, at the time of shipping your standard inventory products, you are “…not contractually obligated to perform these technical advisory installation services or to rent our running tools.” You further clarify by stating…

o	“…we do not install the products we sell to any of our customers;”

Division of Corporate Finance	page 5
December 23, 2008

o	sales of technical advisory services and rental of running tools are (always) covered by separate contracts which are “…negotiated, priced and sold separately…” from sales of products; and

o	at the time of delivery, you “…are not obligated to perform any subsequent services relating to installation.”

Please expand your policy note to encompass these various points; also clarifying the extent to which these assertions are true for standard and non-standard products alike; including those being accounted for under the percentage-of-completion method; and indicating the relative significance of standard and non-standard product revenues.

If you are unable to make the same assertions for your non-standard products, please provide details sufficient to understand how the service and rental elements are being factored into your percentage-of-completion computations.

Response:

We consider our “standard” inventory to be those items which do not qualify for the percentage-of-completion method, and for which revenue is recognized when ownership is transferred to the customer. We therefore consider “non-standard” inventory to be those products accounted for under the percentage-of-completion method. We historically have disclosed the revenue generated by the percentage-of-completion method.

In order to address the Staff’s comment, below is our proposed revised “Revenue Recognition” section of our 2008 Form 10-K draft.

Revenue Recognition.

Product Revenue

The Company earns product revenues from two sources:

•	product revenues recognized under the percentage-of-completion method; and

•	product revenues from the sale of products that do not qualify for the percentage-of-completion method.

Revenues recognized under the percentage-of-completion method

The Company uses the percentage-of-completion method on long-term project contracts pursuant to Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production Type-Contracts.” Long-term project contracts have the following characteristics:

•	The contracts call for products which are designed to customer specifications;

•	The structural design is unique and requires significant engineering and manufacturing efforts generally requiring more than one year in duration;

Division of Corporate Finance	page 6
December 23, 2008

•	The contracts contain specific terms as to milestones, progress billings and delivery dates;

•	Product requirement cannot be filled directly from the Company’s standard inventory.

For each project, the Company prepares a detailed analysis of estimated costs, profit margin, completion date and risk factors which include availability of material, production efficiencies and other factors that may impact the project. On a quarterly basis, management reviews the progress of each project, which may result in revisions of previous estimates, including revenue recognition. The Company calculates the percent complete and applies the percentage to determine the revenues earned and the appropriate portion of total estimated costs. Losses, if any, are recorded in full in the period they first become evident. Historically, the Company’s estimates of total costs and costs to complete have approximated actual costs incurred to complete the project.

Under the percentage-of-completion method, billings do not always correlate directly to the revenue recognized. Based upon the terms of the specific contract, billings may be in excess of the revenue recognized, in which case the amounts are included in customer prepayments as a liability on the Condensed Consolidated Balance Sheets. Likewise, revenue recognized may exceed customer billings in which case the amounts are reported in trade receivables. Unbilled revenues are expected to be billed and collected within one year. At December 31, 2008 and December 31, 2007, receivables included $ million and $18.1 million of unbilled receivables, respectively. At the end of 2008, there were          projects representing approximately         % of the Company’s total revenue and approximately         % of its product revenues were accounted for using percentage-of-completion accounting.

Revenues not recognized under the percentage-of-completion method

Revenues from the sale of inventory products, not accounted for under the percentage-of-completion method, are recorded at the time the manufacturing processes is complete and ownership is transferred to the customer.

Service revenue

The Company earns service revenues from three sources:

•	technical advisory assistance;

•	rental of running tools; and

•	rework and reconditioning of customer owned Dril-Quip products.

The recognition of service revenue is the same for all products, including those accounted for under the percentage-of-completion method. The Company does not install products for our customers, but we provide technical advisory assistance. At the time of delivery of the product, the customer is not obligated to buy or rent our running tools and the Company is not obligated to perform any subsequent services relating to installation. Technical advisory assistance service revenue is recorded at the time the service is rendered. Service revenues associated with the rental of running and installation tools are recorded as earned. Rework and reconditioning service revenues are recorded when the refurbishment process is complete.

The Company normally negotiates contracts for products, including those accounted for under the percentage-of-completion method, and services separately. For all product sales, it is the customer’s decision as to when the product will be installed and if Dril-Quip running tools will be purchased or rented. Furthermore, the customer is under no obligation to utilize the Company’s technical advisory services. The customer may use a third party or their own personnel.

December 23, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Joanna Lam

Re:	Acknowledgments Related to Dril-Quip Inc.’s Response to the Staff’s Comment Letter dated December 10, 2008

Ladies and Gentlemen:

In response to the comments of the Staff of the Division of Corporation Finance contained in the letter dated December 10, 2008 from Karl Hiller, Branch Chief, with respect to the Annual Report on Form 10-K for the year ended December 31, 2007, filed February 29, 2008, Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed May 9, 2008, Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 7, 2008, Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed November 10, 2008, and Response letter dated November 21, 2008 of Dril-Quip, Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DRIL-QUIP, INC.

By:	/s/ Jerry M. Brooks
Jerry M. Brooks Chief Financial Officer

ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

December 23, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Joanna Lam

Re:	Dril-Quip, Inc.’s Response to SEC Staff Comments sent by letter dated December 10, 2008

Ladies and Gentlemen:

On behalf of Dril-Quip, Inc. (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), by a letter dated December 10, 2008, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed February 29, 2008, Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed May 9, 2008, Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 7, 2008, Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed November 10, 2008, and Response letter dated November 21, 2008.

The Company’s responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of the Company. Also transmitted herewith is the acknowledgment requested in the Staff’s closing comments.

Please telephone Gerald M. Spedale (713.229.1734) or the undersigned (713.229.1558) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Jason A. Rocha
Jason A. Rocha